

April 6, 2007

VIA FASCIMILE AND FEDERAL EXPRESS

Ms. Leslie Overton
Associate Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.   20549

Re: Rancher Energy Corp. (the "Company")
        Registration Statement on Form S-1
        Filed March 6, 2007
        File No. 333-141086

Dear Ms. Overton:

        We are in receipt of correspondence from the staff dated March 19, 2007 regarding the above referenced matter. We refer specifically to the following comments:

Form 8-K/A filed March 6, 2007

Financial Statements and Exhibits, page 3

27.   *Comment:* We note that, although you had some oil and gas properties at September 30, 2006, such properties were not producing, and one property had been impaired. Therefore, the producing properties acquired in December 2006 appear to meet the definition of a predecessor under Regulation C, Rule 405, as they represent substantially all of your operations on a going forward basis. Please amend your Form 8-K/A to include the full financial statements as required by Regulation S-X, Rules 3-01 through 3-04 for each of the South Cole Creek and South Glenrock properties. Your pro forma financial statements should also be revised to include the full financial statement information for the periods required by Regulation S-X Rule 3-05.

        Response: We agree that the producing properties acquired in December 2006 appear to meet the definition of a predecessor under Regulation C, Rule 405, as they represent substantially all of our operations on a going forward basis. Responsive to your comment, we intend to amend our Form 8-K/A and our Form S-1 to include audited combined statements of revenues and direct operating expenses for the South Cole Creek and South Glenrock properties for the years ended December 31, 2006 and 2005.

        We believe that this approach is appropriate because 1) it will provide all information that is material to an investor, 2) it is all the information that is reasonably available, and 3) the presentation of revenues and direct operating expenses is standard practice in the oil and gas industry.

The requirement to provide audited financial statements of a predecessor business presumes that the statements will be helpful to a potential investor in making an investment decision. The definition of a "business" in Regulation S-X Rule 11-01(d) hinges in large part on "whether the nature of the revenue-producing activity of the acquired component will remain generally the same as before the transaction." In an acquisition of oil and gas producing properties, the historical information most meaningful to a potential investor is the revenues and direct operating expenses of the properties and the proved oil and gas reserves associated with those properties. Since the transaction is a purchase transaction with an unrelated third party, the ongoing expenses of the predecessor, including depreciation, depletion and amortization expense, accretion of asset retirement obligations, general and administrative expenses and interest expense will not be comparable to the expenses expected to be incurred on a prospective basis by the successor.

The SEC has provided guidance in circumstances such as this where a registrant who acquired oil and gas producing properties is required to provide financial statements pursuant to the requirements of Rule 3-05:

"If it is not practicable to obtain complete audited financial statements with respect to an acquired oil and gas property, we will not waive the requirement to furnish financial information. However, we will accept audited statements of revenues and direct operating expenses for the necessary periods as determined by the level of significance. A footnote should explain the omitted historical expenses and the reasons for the omission. If the type and amounts of omitted expenses are known or reasonably available on an unaudited basis they should be disclosed in an unaudited footnote." [SEC Frequently Requested Accounting and Financial Reporting Interpretations and Guidance dated March 31, 2001 - Section III Part C, which discusses Financial Statement Requirements for Acquired Oil and Gas Producing Properties].

We believe the above accommodation should also be applied to the requirements to provide financial statements pursuant to Rules 3-01 through 3-04, by analogy. This guidance recognizes that the only meaningful information to a potential investor in this circumstance is the revenues and direct operating expenses of the properties and the proved oil and gas reserves associated with those properties.

It is not practicable to obtain complete audited financial statements with respect to the acquired oil and gas properties. We requested that the seller provide us with all available information concerning these properties. Because these properties were a small portion of the seller's total assets, the seller did not maintain detailed information on a property by property basis. Only the revenues and direct operating expenses were recorded by the seller separately. Expenses not directly associated with the seller's properties, such as corporate overhead, interest expense and income taxes were not allocated to each of the seller's oil and gas properties in their accounting records, Any allocation of such items would be arbitrary and would not be indicative of what such expenses actually would have been had the assets been operated as a stand-alone entity.

In addition, the seller accounts for its oil and gas properties using the full cost method. As a result, the cost of oil and gas properties was not separately identified in the records of the seller, and since depreciation, depletion and amortization was calculated on the full cost pool, in accordance with Rule 4-10, it was not determined or recorded on a property by property basis. The wells we acquired were drilled in the late 1940's and early 1950's. They were acquired by the seller on October 1, 2004.

Question 7 of Topic 2D of the Staff Accounting Bulletins contains guidance which we believe is analogous to our situation, as follows:

"*Question 7*: Are there conditions under which the presentation of other than full historical financial statements would be acceptable?

Interpretive Response: Generally, full historical financial statements as specified in Rules 3-01 and 3-02 of Regulation S-X are considered necessary to enable offerees and secondary market investors to evaluate the transaction. Where securities are being registered to offer to the security holders (including limited partners and other ownership interests) of the business to be acquired, such financial statements are normally required pursuant to Rule 3-05 of Regulation S-X, either individually for each entity or, where appropriate, separately for the offeror and on a combined basis for other entities, generally excluding corporations. However, certain exceptions may apply as explained in the outline below:

a. Purchase Accounting

1. If the registrant can demonstrate that full historical financial statements of the offeree partnerships are not reasonably available, the staff may permit presentation of audited Statements of Combined Gross Revenues and Direct Lease Operating Expenses for all years for which an income statement would otherwise be required. In these circumstances, the registrant should also disclose in an unaudited footnote the amounts of total exploration and development costs, and general and administrative expenses along with the reasons why presentation of full historical financial statements is not practicable."

We believe that the registrant in an oil and gas exchange offer could be considered a successor to the partnership interests or direct working interests acquired from the predecessor partnerships. We believe that our situation is analogous to the situation described here, which provides that if full historical financial statements are not reasonably available, the staff may permit presentation of audited Statements of Combined Gross Revenues and Direct Lease Operating Expenses.

We understand that the presentation of statements of revenue and direct operating expenses to comply with the financial statement requirements of Regulation S-X is common practice in the oil and gas industry. For example, Bill Barrett Corporation filed a Form S-1 registration statement that was declared effective in December 2004. Subsequent to their formation, they acquired certain oil and gas properties. Prior to that acquisition, they had no operations. Their filing included audited statements of revenues and direct operating expenses for the year ended December 31, 2001 and for the period from January 1, 2002 through March 28, 2002 (the acquisition date), which they disclosed as being the predecessor to their operations. In addition they filed audited financial statements of Bill Barrett Corporation for the period from January 7, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003.

Bill Barrett Corporation provided audited financial statements for its operations or statements of revenues and direct operating expenses for its predecessor for a period covering three years. We believe that our situation is analogous to that of Bill Barrett Corporation.

We also note that if our acquired properties were deemed to be the predecessor, they would qualify to register securities under Regulation S-B because they would have had annual revenues of less than $25,000,000 for the most recent fiscal year. Regulation S-B requires audited financial statements for only the two most recent fiscal years. Rule 3-05(b)(2)(iv) of Regulation S-X provides that "if any of the conditions exceeds 50 percent, the full financial statements specified in 210.3-01 and 210.3-02 shall be furnished. However, financial statements for the earliest of the three fiscal years required may be omitted if net revenues reported by the acquired business in its most recent fiscal year are less than $25 million." We believe this accommodation should also be applied to the requirements to provide financial statements pursuant to Rule 3-02, by analogy.

We, therefore, respectfully request an exemption from the requirement for full financial statements as required by Regulation S-X, Rules 3-01 through 3-04 for the South Cole Creek and South Glenrock properties, for the reasons discussed above. If we receive the requested exemption, we will amend our Form 8-K/A and our Registration Statement on Form S-1 to include audited statements of revenues and direct operating expenses for the South Cole Creek and South Glenrock properties for the years ended December 31, 2006 and 2005.

In addition, if we receive the requested exemption, we will revise the pro forma information to combine the predecessor revenues and direct operating expenses for the year December 31, 2006 with the historical financial statement of Rancher Energy for the twelve months ended December 31, 2006, with appropriate adjustments to reflect the purchase of the properties by Rancher Energy on December 22, 2006.

The Company respectfully requests the opportunity to discuss the matter with you after you have had a chance to review this information. The Company will incur substantial penalties, payable to the purchasers of its common stock in a private placement which had an initial closing date of December 21, 2006, if we are unable to have this registration statement declared effective by May 18, 2007. As a result, we would appreciate your timely response to our request. Please contact me at 303-928-7754 or danielfoley@rancherenergy.com at your earliest convenience to set up a time to discuss this matter.

With kind regards,
RANCHER ENERGY CORP.



Daniel P. Foley
Chief Financial Officer